Exhibit 99.1

POSEIDON ACQUISITION CORP. CONTINUES DISCUSSIONS TO ACQUIRE ALL COMMON
SHARES OF ATLAS CORP. NOT CONTROLLED BY CONSORTIUM MEMBERS

London and Toronto, October 6, 2022 — Poseidon Acquisition Corp., on behalf of a consortium composed of David L. Sokol, Chairman of the Board of Directors of Atlas Corp. (NYSE: ATCO) (“Atlas” or the “Company”), certain affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”)(TSX: FFH and FFH.U), the Washington Family, and Ocean Network Express Pte. Ltd., a global container, transportation and shipping company (the “Consortium”), announced today it believes it has made meaningful progress in its discussions with the Special Committee of the Board of Directors of Atlas to acquire all of the outstanding common shares of Atlas that the members of the Consortium do not already own or control for $15.50 per share in cash, plus payment of all ordinary course third quarter and fourth quarter 2022 dividends regardless of the timing of any closing (the “Proposed Transaction”). There is no binding agreement with respect to the Proposed Transaction, and negotiations remain subject to significant contingencies, including completion of due diligence by the Consortium (expected to be commenced promptly), the negotiation and execution of a mutually acceptable definitive agreement, and confirmation and documentation of fully committed financing. In addition, the closing of the Proposed Transaction, if a definitive agreement is reached, would be contingent upon the approval of holders of a majority of the Atlas common shares not owned by Consortium members and the satisfaction of additional mutually acceptable closing conditions to be contained in a definitive agreement. The Consortium does not expect to make any further announcements or updates unless and until a definitive agreement is executed or discussions with the Special Committee are terminated.

Additional Information and Where to Find It

Any solicitation will only be made through materials filed with the Securities and Exchange Commission (the “SEC”). Atlas shareholders and other interested parties are urged to read these materials if and when they become available because they will contain important information. Atlas shareholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov.

Forward-Looking Statements

This press release contains statements regarding the proposed transaction that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws and members of the Consortium may make related oral, forward-looking statements on or following the date hereof. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by the Consortium and include the possibility that discussions with the Special Committee may not be successful and the possibility that the proposed transaction may not be entered into or completed on the terms described in this press release or at all. Any forward-looking statements in this press release are made only as of the date of this press release. No member of the Consortium assumes any obligation to publicly update any forward-looking statements except as required by law. No information contained on any website referenced in this press release is incorporated by reference herein.

About Fairfax Financial Holdings Limited

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Contacts:

Consortium: David L. Sokol - sokol@poseidonacq.com

Fairfax: John Varnell, Vice President, Corporate Development - +1-416-367-4941